UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

--------------

Commission File Number: 001-39703

----------

Yatsen Holding Limited

Building 35, No. 2519 East Xingang Road

Haizhu District, Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Yatsen Announces Certain Management Change

This current report on Form 6-K was submitted in connection with the appointment of Mr. Zhenjie (Jack) Xu as the chief human resources officer of Yatsen Holding Limited (the “Company”), effective from September 6, 2023.

Mr. Xu has over 20 years of experience in human resources management. Prior to joining the Company, Mr. Xu served concurrently as vice president and chief human resources officer of MINISO Group Holding Limited (NYSE: MNSO; HKSE: 9896) from July 2019 to August 2022. Before that, Mr. Xu was the vice president in human resources and strategies at Guangzhou Dikeni Fashion Co., Ltd. from September 2018 to June 2019. From December 2015 to June 2018, Mr. Xu worked at Natural Food International Holding Limited (HKSE: 1837) and held several positions, including general manager of human resources center and executive assistant. Earlier in his career, Mr. Xu was the human resource director of Biostime International Holdings Limited, currently known as Health and Happiness (H&H) International Holdings Limited (HKSE: 1112), from December 2006 to December 2015. Mr. Xu received bachelor’s degrees in both public administration and law from Sun Yat-sen University and an EMBA degree from the University of Minnesota.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By:	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: September 6, 2023